Filed Pursuant to Rule 433

Registration Statement No. 333-199784

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ.)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)

Principal Amount:	US$300,000,000, which will form a single series with the US$500,000,000 principal amount of the Floating Rate Global Notes due October 2018 that we issued on October 4, 2016.

Maturity:	October 4, 2018

Benchmark:	3-Month USD LIBOR

Coupon:	3-Month USD LIBOR + 10 basis points

Coupon Payment Dates:	Quarterly every October 4, January 4, April 4 and July 4, starting on April 4, 2017 up to and including the Maturity

Re-Offer Price:	100.101% of principal amount, plus accrued interest

Re-Offer Yield:	3-Month USD LIBOR + 4 basis points

Net Proceeds to Issuer:	US$300,906,384.92 (including accrued interest of US$649,584.92 of accrued interest equivalent to 71 days)

Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date

Redemption Price:	100.000% of notional amount

3-Month USD LIBOR Definition:	3-month US$ LIBOR will fix 2 London Business Days prior to the first day of each Interest Period.

Reference to REUTERS page LIBOR01

Business Days:	New York and London

Business Day Convention:	Modified Following, adjusted

Day Count Fraction:	Actual/360

Legal Format:	SEC Registered US Medium Term Note Program

Governing Law:	New York

Consent to Bail-in Power:

By investing in this offering, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the Swedish resolution authority and the Debt Office. All payments are subject to the exercise of any Bail-in Power by the relevant Swedish resolution authority.

Under the Swedish Resolution Act 2016, the Swedish resolution authority, the Debt Office, may exercise a Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as SEK) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the Resolution Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the Swedish financial system, public confidence in the banking system and the protection of depositors (also regulated by the Swedish Financial Supervisory Authority (SFSA)) and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the Debt Office would assess these conditions in deciding whether to exercise any Bail-in Power.

The Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise its authority to implement the Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the relevant resolution authority. The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

This is only a summary. For more information, please see SEK’s prospectus addendum, dated January 28, 2016, filed with the SEC, including the full definition of “Bail-in Power.”

Pricing Date:	March 9, 2017

Settlement Date:	March 16, 2017 (T+5)

CUSIP:	870297BU1

ISIN:	US870297BU19

Joint Lead Managers:	HSBC Bank plc

The Toronto-Dominion Bank

Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof

Settlement:	DTC, Euroclear and Clearstream

Listing:

Application will be made to the Irish Stock Exchange for the notes to be admitted to the Official List and trading on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus, prospectus supplement and prospectus addendum) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc toll-free at + 1-866-811-8049 or The Toronto-Dominion Bank at +1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.